Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Second Quarter of Fiscal 2024

Gross Profit Increased 40.2% YoY and Net Income Reached RMB2.9million

Management to hold a conference call today at 9:00 a.m. Eastern Time

FOSHAN, China, Apr. 19, 2024 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for its fiscal 2024 second quarter ended February 29, 2024.

SECOND QUARTER OF FISCAL 2024 FINANCIAL HIGHLIGHTS

Revenue was RMB521.4 million, an increase of 17.2% from the same quarter last fiscal year.

Gross profit was RMB161.7 million, an increase of 40.2% from the same quarter last fiscal year. Gross margin increased to 31.0% from 25.9% for the same quarter last fiscal year. Adjusted gross profit[1] was RMB164.9 million, an increase of 38.3% year over year.

Net income was RMB2.9 million, compared with a net loss of RMB50.8 million for the same quarter last fiscal year. Adjusted net income[2] was RMB7.1 million, compared with an adjusted net loss of RMB47.8 million for the same quarter last fiscal year.

Adjusted EBITDA[3] was RMB33.7 million, compared with an adjusted EBITDA loss of RMB26.6 million for the same quarter last fiscal year.

Basic and diluted net earnings per ordinary share were each RMB0.02, compared with a basic and diluted net loss per ordinary share of RMB0.42 for the same quarter last fiscal year. Adjusted basic and diluted net earnings per ordinary share[4] were each RMB0.06, compared with an adjusted basic and diluted net loss per ordinary share of RMB0.40 for the same quarter last fiscal year.

Revenues by Segment

(RMB in millions)	The second quarter ended February 29/28,		YoY	% of total revenue in
	2024	2023	% Change	F2Q2024
Overseas Schools (CATS Global Schools5)	248.3	206.0	20.5%	47.7%
Complementary Education Services[6]	214.1	179.0	19.5%	41.0%
Domestic Kindergartens & K-12 Operation Services[7]	59.0	60.1	-1.5%	11.3%
Total	521.4	445.1	17.2%	100.0%

1.	Adjusted gross profit is defined as gross profit excluding amortization of intangible assets.
2.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expenses, amortization of intangible assets, and tax effect of amortization of intangible assets.
3.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, and share-based compensation expenses.
4.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets, and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares.
5.	As of February 29, 2024, CATS Global Schools included 3 Stafford House locations in the UK, 4 CATS Colleges in the US and UK, the Cambridge School of Visual & Performing Arts and 3 independent boarding schools in the UK.
6.	The Complementary Education Services business comprises language training, overseas study counselling, career counselling, study tours and camps, as well as international contest training and others.
7.	The Domestic Kindergartens & K-12 Operation Services business comprises for-profit kindergartens and operation services for students of domestic K-12 schools, including catering and procurement services.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

MANAGEMENT COMMENTARY

Mr. Robert Niu, Chief Executive Officer of Bright Scholar, commented, “Our business has turned a corner, maintaining the solid growth and profitability trajectory we started at the beginning of the fiscal year. In the weaker market, we meticulously streamlined our global operations and right-sized our cost structure. In the second quarter, both our Overseas Schools and the Complementary Education Service business achieved double-digit year-over-year growth and we were profitable for the second consecutive quarter versus a net loss in the same period last fiscal year. Moreover, there remains ample room for growth, particularly in our Overseas business where we are gaining increasing operating leverage with scale. We further improved the utilization rates of our facilities and teaching resources, strengthening our well-established headquarters and operations in the UK, with the aim of reinforcing our competitive advantages and gaining greater market share. As we move forward, we will continue to build our high-growth, high-return businesses, gearing up to seize broad growth opportunities that will fortify our position as a global premier education service company.”

Ms. Cindy Zhang, Chief Financial Officer of Bright Scholar, added, “Our solid financial performance for the second fiscal quarter shows our businesses’ resilience and the strength of our diverse revenue model. Our total revenues increased by 17.2% year over year while our gross margin increased by 510 basis points as a result of our optimized cost structure and expense control measures. We continue to see recovery in our primary business lines, particularly the Overseas Schools business, with revenues increasing by 20.5% year over year, led by increases in both the number of students and the average tuition fees of overseas schools. The continued return of our overseas study counselling business also drove steady year-over-year growth of 19.5% in our Complementary Education Services segment. By maintaining a healthy balance between our growth momentum and costs, we are confident we can generate long-term value for our customers and shareholders alike.”

UNAUDITED FINANCIAL RESULTS for THE Second FISCAL QUARTER ENDED February 29, 2024

Revenue

Revenue was RMB521.4 million, representing a 17.2% increase from RMB445.1 million for the same quarter last fiscal year.

Overseas Schools: Revenue contribution was RMB248.3 million, representing a 20.5% increase from RMB206.0 million for the same quarter last fiscal year. The increase was mainly attributable to increases in both the number of students and the average tuition fees of overseas schools.

Complementary Education Services: Revenue contribution was RMB214.1 million, representing a 19.5% increase from RMB179.0 million for the same quarter last fiscal year. The increase was mainly attributable to the recovery of the overseas study counselling business, international contest training and other business.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution was RMB59.0 million, representing a 1.5% decrease from RMB60.1 million for the same quarter last fiscal year.

Cost of Revenue

Cost of revenue was RMB359.8 million, or 69.0% of revenue, compared with RMB329.7 million, or 74.1% for the same quarter last fiscal year. The improvement was mainly attributable to cost-saving measures and efficiency enhancements in our headquarters.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit was RMB161.7 million, representing a 40.2% increase from RMB115.4 million for the same quarter last fiscal year. The increase was mainly attributable to the revenue growth in Overseas Schools and Complementary Education Services. Gross margin increased to 31.0% from 25.9% for the same quarter last fiscal year.

Adjusted gross profit was RMB164.9 million, representing a 38.3% increase from RMB119.2 million for the same quarter last fiscal year.

Selling, General and Administrative Expenses

Total SG&A expenses were RMB146.8 million, representing a 5.8% decrease from RMB155.9 million for the same quarter last fiscal year. The decrease was mainly attributable to cost-saving measures and efficiency enhancements in our headquarters.

Operating Income, Operating Margin and Adjusted Operating Income

Operating income was RMB17.3 million, compared with an operating loss of RMB39.3 million for the same quarter last fiscal year. Operating margin was 3.3%, compared with negative 8.8% for the same quarter last fiscal year.

Adjusted operating income8 was RMB22.1 million, compared with an adjusted operating loss of RMB35.4 million for the same quarter last fiscal year.

Net Income and Adjusted Net Income

Net income was RMB2.9 million, compared with a net loss of RMB50.8 million for the same quarter last fiscal year.

Adjusted net income was RMB7.1 million, compared with an adjusted net loss of RMB47.8 million for the same quarter last fiscal year.

Adjusted EBITDA

Adjusted EBITDA was RMB33.7 million, compared with an adjusted EBITDA loss of RMB26.6 million for the same quarter last fiscal year.

8.	Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expenses and amortization of intangible assets.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share attributable to ordinary shareholders were both RMB0.02, compared with basic and diluted net loss per ordinary share of RMB0.42 for the same quarter last fiscal year.

Adjusted basic and diluted net earnings per ordinary share attributable to ordinary shareholders were both RMB0.06, compared with adjusted basic and diluted net loss per ordinary share of RMB0.40 for the same quarter last fiscal year.

Basic and diluted net earnings per ADS attributable to ADS holders were both RMB0.08, compared with basic and diluted net loss per ADS of RMB1.68 for the same quarter last fiscal year.

Adjusted basic and diluted net earnings per ADS9 attributable to ADS holders were both RMB0.24, compared with adjusted basic and diluted net loss per ADS of RMB1.60 for the same quarter last fiscal year.

Cash and Working Capital

As of February 29, 2024, the Company had cash and cash equivalents and restricted cash of RMB496.9 million (US$69.0 million), compared with RMB567.2 million as of August 31, 2023.

Conference Call

The Company’s management will host an earnings conference call at 9:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong Time) on April 19, 2024.

Dial-in details for the earnings conference call are as follows:

Mainland China:	4001-201203
Hong Kong:	800-905945
United States:	1-888-346-8982
International:	1-412-902-4272

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Bright Scholar Education Holdings Limited.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.brightscholar.com/.

A replay of the conference call will be accessible after the conclusion of the live call until April 26, 2024, by dialing the following telephone numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Replay Passcode:	6407277

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter ended February 29, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1977, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 29, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 29, 2024, or at any other rate.

9.	Adjusted basic and diluted earnings per American depositary share (“ADS”) is defined as adjusted net income attributable to ADS shareholders (net income attributable to ADS shareholders excluding share-based compensation expenses, amortization of intangible assets, and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ADSs.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, and share-based compensation expenses. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses, amortization of intangible assets and tax effect of amortization of intangible assets. We define adjusted operating income/(loss) as operating income/(loss) excluding share-based compensation expenses and amortization of intangible assets. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders/ADS holders (net income/(loss) to ordinary shareholders/ADS holders excluding share-based compensation expenses, amortization of intangible assets and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or ADSs.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit, adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expenses, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expenses; amortization of intangible assets and tax effect of amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and tax effect of amortization of intangible assets, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a premier global education service Group. The Company primarily provide quality international education to global students and equips them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

For more information, please visit: https://ir.brightscholar.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU@thepiacentegroup.com

Phone: +86 (10) 6508-0677/ +1-212-481-2050

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-2991-6814

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	February 29,
	2023	2024
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	537,325	474,652	65,945
Restricted cash	28,261	21,958	3,051
Short term investment	-	29,887	4,152
Accounts receivable	19,209	28,028	3,894
Amounts due from related parties, net	188,445	138,842	19,290
Other receivables, deposits and other assets, net	148,679	148,554	20,639
Inventories	5,480	5,287	734

Total current assets	927,399	847,208	117,705

Restricted cash - non-current	1,650	250	35
Property and equipment, net	414,225	385,877	53,611
Intangible assets, net	343,077	333,282	46,304
Goodwill, net	1,328,872	1,319,929	183,382
Long-term investments, net	36,070	35,758	4,968
Prepayments for construction contracts	1,711	1,577	219
Deferred tax assets, net	1,810	1,712	238
Other non-current assets, net	15,249	15,322	2,129
Operating lease right-of-use assets - non current	1,549,447	1,479,290	205,523

Total non-current assets	3,692,111	3,572,997	496,409

TOTAL ASSETS	4,619,510	4,420,205	614,114

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	February 29,
	2023	2024
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	105,193	93,705	13,019
Amounts due to related parties	311,451	292,199	40,596
Accrued expenses and other current liabilities	279,690	218,821	30,402
Income tax payable	99,367	97,089	13,489
Contract liabilities - current	541,683	454,196	63,103
Refund liabilities - current	17,572	17,652	2,452
Operating lease liabilities - current	125,447	127,963	17,778

Total current liabilities	1,480,403	1,301,625	180,839

Non-current contract liabilities	2,116	2,726	379
Deferred tax liabilities, net	42,093	40,960	5,691
Operating lease liabilities - non current	1,523,242	1,460,054	202,850

Total non-current liabilities	1,567,451	1,503,740	208,920

TOTAL LIABILITIES	3,047,854	2,805,365	389,759

EQUITY
Share capital	8	8	1
Additional paid-in capital	1,697,370	1,698,990	236,046
Statutory reserves	20,155	20,418	2,837
Accumulated other comprehensive income	172,230	160,790	22,339
Accumulated deficit	(473,154)	(415,763)	(57,763)

Shareholders’ equity	1,416,609	1,464,443	203,460
Non-controlling interests	155,047	150,397	20,895

TOTAL EQUITY	1,571,656	1,614,840	224,355

TOTAL LIABILITIES AND EQUITY	4,619,510	4,420,205	614,114

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended February 29/28			Six Months Ended February 29/28
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Revenue	445,071	521,446	72,446	977,531	1,094,182	152,018
Cost of revenue	(329,719)	(359,769)	(49,984)	(682,349)	(729,067)	(101,292)

Gross profit	115,352	161,677	22,462	295,182	365,115	50,726
Selling, general and administrative expenses	(155,870)	(146,767)	(20,391)	(295,714)	(284,746)	(39,561)
Other operating income	1,251	2,347	326	26,182	11,402	1,584

Operating (loss)/income	(39,267)	17,257	2,397	25,650	91,771	12,749
Interest expense, net	(1,969)	(2,821)	(392)	(5,728)	(2,435)	(338)
Investment (loss)/income	-	(517)	(72)	(1,463)	478	66
Other expenses	(6,935)	(2,194)	(305)	(2,753)	(3,390)	(471)

(loss)/income before income taxes and share of equity in (loss)/profit of unconsolidated affiliates	(48,171)	11,725	1,628	15,706	86,424	12,006
Income tax expense	(2,496)	(8,773)	(1,219)	(24,166)	(24,445)	(3,396)
Share of equity in (loss)/profit of unconsolidated affiliates	(165)	(59)	(8)	(348)	124	17

Net (loss)/income	(50,832)	2,893	401	(8,808)	62,103	8,627

Net (loss)/income attributable to non-controlling interests	(469)	(69)	(10)	3,623	4,449	618

Net (loss)/income attributable to ordinary shareholders	(50,363)	2,962	411	(12,431)	57,654	8,009

Net (loss)/income per share attributable to ordinary shareholders
—Basic	(0.42)	0.02	0.00	(0.10)	0.49	0.07
—Diluted	(0.42)	0.02	0.00	(0.10)	0.49	0.07

Weighted average shares used in calculating net (loss)/income per ordinary share:
—Basic	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795
—Diluted	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795
Net (loss)/income per ADS
—Basic	(1.68)	0.08	0.01	(0.40)	1.96	0.28
—Diluted	(1.68)	0.08	0.01	(0.40)	1.96	0.28

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended February 29/28			Six Months Ended February 29/28
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	50,203	(49,967)	(6,942)	23,536	(73,646)	(10,232)

Net cash generated from/(used in) investing activities	(28,293)	36,733	5,103	(11,956)	19,048	2,646

Net cash used in financing activities	(43,808)	(11,048)	(1,535)	(49,142)	(12,935)	(1,797)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(5,656)	(408)	(57)	7,742	(2,843)	(395)

Net change in cash and cash equivalents, and restricted cash	(27,554)	(24,690)	(3,431)	(29,820)	(70,376)	(9,778)

Cash and cash equivalents, and restricted cash at beginning of the period	855,518	521,550	72,461	857,784	567,236	78,808

Cash and cash equivalents, and restricted cash at end of the period	827,964	496,860	69,030	827,964	496,860	69,030

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended February 29/28			Six Months Ended February 29/28
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	115,352	161,677	22,462	295,182	365,115	50,726
Add: Amortization of intangible assets	3,834	3,194	444	7,632	6,516	905
Adjusted gross profit	119,186	164,871	22,906	302,814	371,631	51,631

Operating (loss)/income	(39,267)	17,257	2,397	25,650	91,771	12,749
Add: Share-based compensation expenses	-	1,620	225	-	1,620	225
Add: Amortization of intangible assets	3,834	3,194	444	7,632	6,516	905
Adjusted operating (loss)/income	(35,433)	22,071	3,066	33,282	99,907	13,879

Net (loss)/income	(50,832)	2,893	401	(8,808)	62,103	8,627
Add: Share-based compensation expenses	-	1,620	225	-	1,620	225
Add: Amortization of intangible assets	3,834	3,194	444	7,632	6,516	905
Add: Tax effect of amortization of intangible assets	(787)	(651)	(90)	(1,564)	(1,320)	(183)
Adjusted net (loss)/income	(47,785)	7,056	980	(2,740)	68,919	9,574

Net (loss)/income attributable to ordinary shareholders	(50,363)	2,962	411	(12,431)	57,654	8,009
Add: Share-based compensation expenses	-	1,620	225	-	1,620	225
Add: Amortization of intangible assets	3,834	3,194	444	7,632	6,516	905
Add: Tax effect of amortization of intangible assets	(787)	(651)	(90)	(1,564)	(1,320)	(183)
Adjusted net (loss)/income attributable to ordinary shareholders	(47,316)	7,125	990	(6,363)	64,470	8,956

Net (loss)/income	(50,832)	2,893	401	(8,808)	62,103	8,627
Add: Interest expense, net	1,969	2,821	392	5,728	2,435	338
Add: Income tax expense	2,496	8,773	1,219	24,166	24,445	3,396
Add: Depreciation and amortization	19,777	17,624	2,449	42,376	33,917	4,712
Add: Share-based compensation expenses	-	1,620	225	-	1,620	225
Adjusted EBITDA	(26,590)	33,731	4,686	63,462	124,520	17,298

Weighted average shares used in calculating adjusted net (loss)/income per ordinary share:
—Basic and Diluted	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795

Adjusted net (loss)/income per share attributable to ordinary shareholders
—Basic	(0.40)	0.06	0.01	(0.05)	0.54	0.08
—Diluted	(0.40)	0.06	0.01	(0.05)	0.54	0.08
Adjusted net (loss)/income per ADS
—Basic	(1.60)	0.24	0.04	(0.20)	2.16	0.32
—Diluted	(1.60)	0.24	0.04	(0.20)	2.16	0.32